SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes     No  X
                                       ---    ---

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

         Corporate Taxpayer Identification n(degree) 02.558.156/0001-18
                      NIRE Registry n(degree) 2630001109-3
                            A Publicly-Traded Company

            TELPE CELULAR S.A.                              TELASA CELULAR S.A.

Corporate Taxpayer Identification n(degree)        Corporate Taxpayer Identification n(degree)
            02.336.993/0001-00                                 02.238.592/0001-09
   NIRE Registry n(degree) 2630001043-7               NIRE Registry n(degree) 2730000294-0
        A Publicly-Traded Company                          A Publicly-Traded Company



            TELPA CELULAR S.A.                                TELECEARA CELULAR S.A.

Corporate Taxpayer Identification n(degree)         Corporate Taxpayer Identification n(degree)
           02.322.271/0001-99                                  02.338114/0001-71
   NIRE Registry n(degree) 2530000931-1               NIRE Registry n(degree) 2330002025-1
        A Publicly-Traded Company                          A Publicly-Traded Company



            TELEPISA CELULAR S.A.                             TELERN CELULAR S.A.

Corporate Taxpayer Identification n(degree)          Corporate Taxpayer Identification n(degree)
           02.368.412/0001-04                                  02.332.973/0001-53
   NIRE Registry n(degree) 2230000245-7                  NIRE Registry n(degree) 2430000381-1
        A Publicly-Traded Company                          A Publicly-Traded Company



                                  MATERIAL FACT

TELE NORDESTE CELULAR PARTICIPACOES S.A. ("TND"), together with TELPE CELULAR S.A. ("TELPE" or "Surviving Company"), TELASA CELULAR S.A. ("TELASA"), TELPA CELULAR S.A. ("TELPA"), TELECEARA CELULAR S.A. ("TELECEARA"), TELEPISA CELULAR S.A. ("TELEPISA") and TELERN CELULAR S.A. ("TELERN") (these five latter companies designated jointly as "Operators" or "Merged Companies"), all controlled by TND and authorized for the "servico movel pessoal" ("SMP") for the six States located in Region I of the General Plan of Authorizations for SMP, approved by Anatel Resolution No. 321, dated September 27, 2002, hereby, based on the provisions set forth on the fourth paragraph of art. 157 of Law No. 6,404/76, and the Brazilian Securities and Exchange Commission - CVM ("CVM") Instructions Nos. 358/02, as amended by CVM Instruction No. 369/02 and CVM Instruction No. 319/99, as amended by CVM Instruction No. 320/99 and No. 349/01, discloses to its shareholders and to the market in general and other interested parties, the following Material Fact:

1. Current Corporate Structure. TELPE and the companies to be merged (TELASA, TELPA, TELECEARA, TELEPISA and TELERN) are controlled by TND, as shown in the chart below:

                               [GRAPHIC OMITTED]

2. Transaction Intended. TELPE intends to merge TELASA, TELPA, TELECEARA, TELEPISA and TELERN into TELPE. As a result of the merger, TELASA, TELPA, TELECEARA, TELEPISA and TELERN will cease to exist, with only TELPE remaining, as shown in the chart below:

                                   ---------
                                  |   TND   |
                                   ---------
                                       |
                                   ---------
                                  |  TELPE  |
                                   ---------

3. Rationale of the Transaction. The merger of the Operators into TELPE aims at integrating the operations of the six subsidiaries of TND which belong to the same economic group, allowing for benefits from synergies, the expansion of TELPE's activities, a reduction in administrative expenses related to the maintenance of six separate legal structures, and the shares' liquidity concentration of the operating companies controlled by TND.

4. Benefits of the Transaction. As a result of the transaction in question, TELPE will become a healthier company, expanding the scope of its activities, which will provide for economic benefit related to the area of operations that are currently served by six different companies. Furthermore, the transaction addressed in this Notice of a Material Fact notice will allow for the shares' liquidity concentration of the operating companies controlled by TND.

5. Costs of the Transaction. The budget of the transaction addressed in this Material Fact notice is in the amount of R$ 1.450.000,00 (one million, four hundred and fifty thousand reais), including legal consultancy, valuation services, corporate publications, legal registries, traveling expenses and auditing.

6. Increase of Capital and Shares to be attributed to the Shareholders of the Merged Companies. As a result of the merger in question, TELPE's capital stock will be increased by R$ 345.332.951,16 (three hundred and forty five millions, three hundred and thirty two thousand, nine hundred and fifty one reais and sixteen cents). This increase will be represented by 7.279.518.608 common shares and 13.302.334.630 class B preferred shares, all issued by TELPE. The shareholders of the Merged Companies who do not exercise the right of withdrawal will receive the following shares (with respect to TELPA, TELECEARA and TELERN per lot of one thousand shares, with respect to TELEPISA and TELASA, per lot of ten thousand shares):


---------------------------------------------------------------------------------------------------------------
                                                          NUMBER/TYPE/CLASS OF SHARES ISSUED BY TELPE TO BE
                                                         RECEIVED (FOR TELPA, TELECEARA AND TELERN PER LOT OF
             SHAREHOLDER / COMPANY MERGED               ONE THOUSAND SHARES, FOR TELEPISA AND TELASA, PER LOT
                                                                       OF TEN THOUSAND SHARES)
---------------------------------------------------------------------------------------------------------------
              TELASA COMMON SHAREHOLDERS                                4,891.8 COMMON SHARES
---------------------------------------------------------------------------------------------------------------
    TELASA CLASS A, B, C & D PREFERRED SHAREHOLDERS                4,891.8 CLASS B PREFERRED SHARES
---------------------------------------------------------------------------------------------------------------
               TELPA COMMON SHAREHOLDERS                                2,257.0 COMMON SHARES
---------------------------------------------------------------------------------------------------------------
    TELPA CLASS A, B, C & D PREFERRED SHAREHOLDERS                 2,257.0 CLASS B PREFERRED SHARES
---------------------------------------------------------------------------------------------------------------
             TELECEARA COMMON SHAREHOLDERS                              4,090.5 COMMON SHARES
---------------------------------------------------------------------------------------------------------------
  TELECEARA CLASS A, B, C & D PREFERRED SHAREHOLDERS               4,090.5 CLASS B PREFERRED SHARES
---------------------------------------------------------------------------------------------------------------
             TELEPISA COMMON SHAREHOLDERS                               8,353.3 COMMON SHARES
---------------------------------------------------------------------------------------------------------------
   TELEPISA CLASS A, B, C & D PREFERRED SHAREHOLDERS               8,353.3 CLASS B PREFERRED SHARES
---------------------------------------------------------------------------------------------------------------
              TELERN COMMON SHAREHOLDERS                                2,588.3 COMMON SHARES
---------------------------------------------------------------------------------------------------------------
    TELERN CLASS A, B, C & D PREFERRED SHAREHOLDERS                2,588.3 CLASS B PREFERRED SHARES
---------------------------------------------------------------------------------------------------------------


7. Treatment to be given to Fractional of Shares issued by TELPE. With respect to the shareholders of the Merged Companies who do not possess the number of shares necessary to attain the minimum of a lot of one thousand TELPE shares, the value of the fractions of the lot to which they would be entitled will be made available to such shareholders at any branch of Banco ABN-AMRO Real S.A., which is the custodian of the shares issued by the Merged Companies as well as of the ones issued by the Incorporating Company. Any questions regarding the above mentioned procedure should be clarified by the Shareholders Management Department of Banco ABN-AMRO Real S.A., a financial institution with its principal place of business at Av. Paulista No. 1374, 16th floor, Centro, Sao Paulo, State of Sao Paulo or at the number 55 (11) 3174-9279. As for other shareholders of the Merged Companies, the fractions of the lot of one thousand shares issued by TELPE as a result of the merger addressed in this Material Fact notice will be grouped together and sold in the Sociedade Operadora do Mercado de Ativos ("Soma") at market price, and the proceeds will be credited to a TELPE Capital Reserve account, to be used in a future capital increase, to the benefit of all TELPE shareholders, given the high operational cost of their distribution and the negligible value that these fractions would represent to each shareholder individually.

8. Valuation of Economic Value. Valuation of Economic Value has been performed by the independent expert Banco ABN-AMRO Real S.A., a financial institution with its principal place of business at Av. Paulista No. 1374, 16th floor, Centro, Sao Paulo, State of Sao Paulo, Corporate Taxpayer Identification No. 33.066.408/0001-15, especially hired to this end, which submitted the reports that constitute appendices II-A, II-B, II-C, II-D, II-E and II-F of the Agreement of Merger dated January 14, 2004, by means of which the Merged Companies and the Surviving Company were valued, on the same base date (December 31, 2003, at their economic value, through the method of discounted cash flow). These assessments resulted in a range of equity values, based on a variation of the discount rate and a variation of the growth rate of the cash flows in perpetuity. The mean point of the range of values mentioned above is shown in the table below:


-----------------------------------------------------------------------------------------------------------
                                   MEAN POINT          NUMBER OF SHARES (COMMON          ECONOMIC
                            OF THE RANGE OF ECONOMIC             AND                VALUE PER SHARE ON
                                    VALUES ON                 PREFERRED)               DEC. 31, 2003
          COMPANY                 DEC. 31, 2003             (in thousand)                 (in R$)
                               (in thousand of R$)
-----------------------------------------------------------------------------------------------------------
           TELPE                   R$ 832,664                 8,641,884                  R$ 0.0964
-----------------------------------------------------------------------------------------------------------
          TELASA                   R$ 320,857                 6,807,345                  R$ 0.0471
-----------------------------------------------------------------------------------------------------------
           TELPA                   R$ 309,948                 1,425,258                  R$ 0.2175
-----------------------------------------------------------------------------------------------------------
         TELECEARA                 R$ 863,690                 2,191,370                  R$ 0.3941
-----------------------------------------------------------------------------------------------------------
         TELEPISA                  R$ 196,654                 2,443,324                  R$ 0.0805
-----------------------------------------------------------------------------------------------------------
          TELERN                   R$ 291,958                 1,170,691                  R$ 0.2494
-----------------------------------------------------------------------------------------------------------


9. Valuation at Book Value. Valuation at book value was performed by ACAL Consultoria e Auditoria S.S., a limited company with its principal place of business at Av. Rio Branco No. 181, 18th floor, Centro, Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayer Identification No. 28.005.734/0001-81, especially hired to this end, which submitted the reports that constitute appendices I-A, I-B, I-C, I-D, I-E and I-F to the Agreement of Merger dated as of January 14, 2004, by means of which each one of the Merged Companies and the Surviving Company were valued, on the same base date (December 31, 2003) at their book equity value, through analysis of the financial statements of the Merged Companies and Surviving Company.

-----------------------------------------------------------------------------------------------------------
                              BOOK EQUITY VALUE ON     NUMBER OF SHARES (COMMON          ECONOMIC
                                  DEC. 31, 2003                  AND                VALUE PER SHARE ON
                             (in thousand of Reais)           PREFERRED)               DEC. 31, 2003
          COMPANY                                           (in thousand)                 (in R$)
-----------------------------------------------------------------------------------------------------------
           TELPE                   R$ 261,358                 8,641,884                  R$ 0.0302
-----------------------------------------------------------------------------------------------------------
          TELASA                   R$ 100,985                 6,807,345                  R$ 0.0148
-----------------------------------------------------------------------------------------------------------
           TELPA                    R$ 91,525                 1,425,258                  R$ 0.0642
-----------------------------------------------------------------------------------------------------------
         TELECEARA                 R$ 331,685                 2,191,370                  R$ 0.1514
-----------------------------------------------------------------------------------------------------------
         TELEPISA                   R$ 67,106                 2,443,324                  R$ 0.0275
-----------------------------------------------------------------------------------------------------------
          TELERN                    R$ 89,469                 1,170,691                  R$ 0.0764
-----------------------------------------------------------------------------------------------------------


10. Valuation at Book Value Adjusted to Market. Valuation at book value adjusted to market was performed by ACAL Consultoria e Auditoria S.S., especially contracted to this end, which submitted the reports that constitute appendices III-A, III-B, III-C, III-D, III-E and III-F to the Agreement of Merger dated January 14, 2004, by means of which each one of the Merged Companies and the Surviving Company were valued, on the same base date (December 31, 2003) at their book value adjusted to market:

-----------------------------------------------------------------------------------------------------------
                                   BOOK VALUE          NUMBER OF SHARES (COMMON          ECONOMIC
                              ADJUSTED TO MARKET ON              AND                VALUE PER SHARE ON
                                  DEC. 31, 2003               PREFERRED)               DEC. 31, 2003
          COMPANY            (in thousand of Reais)         (in thousand)                 (in R$)
-----------------------------------------------------------------------------------------------------------
           TELPE                    R$273,283                 8,641,884                  R$0.0316
-----------------------------------------------------------------------------------------------------------
          TELASA                    R$103,447                 6,807,345                  R$0.0152
-----------------------------------------------------------------------------------------------------------
           TELPA                    R$95,398                  1,425,258                  R$0.0669
-----------------------------------------------------------------------------------------------------------
         TELECEARA                  R$336,708                 2,191,370                  R$0.1537
-----------------------------------------------------------------------------------------------------------
         TELEPISA                   R$68,411                  2,443,324                  R$0.0280
-----------------------------------------------------------------------------------------------------------
          TELERN                    R$92,584                  1,170,691                  R$0.0791
-----------------------------------------------------------------------------------------------------------

11. Criteria used in setting the Exchange Ratios. The exchange ratios addressed in column "4" of item 17 below were established on the basis of the mean point of the range of values resulting from the economic assessment prepared by the independent expert ABN-AMRO Real S.A., which was developed based on the methodology of discounted cash flows of the Merged Companies and the Surviving Company with a base date of December 31, 2003. The managements of the Companies judged that the most equitable exchange ratios would be achieved through economic value.

12. Equitable Conditions. The transaction in question is considered equitable, as the proposed exchange ratios between the shares issued by the Merged Companies and shares issued by the Surviving Company fall within the range of exchange ratios based on economic value proposed by the independent expert Banco ABN-AMRO Real S.A.

13. Lack of Conflict of Interest. The financial institution entrusted with assessment of economic values based on discounted cash flows, Banco ABN-AMRO Real S.A. declares that it possesses no relationship that might generate a conflict of interest or communion of interests, current or potential, with the controlling shareholder of the Surviving Company and any of the companies involved, their respective shareholders, controlling or minority, or, further, with regard to the specific transaction addressed in this Material Fact notice. Similarly, the entity responsible for the book value of equity evaluation and assessment of book value adjusted to market, ACAL Consultoria e Auditoria S.S., declares that it possesses no relationship that might generate a conflict of interest or communion of interests, current or potential, with the controlling shareholder of the Surviving Company and any of the companies involved, their respective shareholders, controlling or minority, or, further, with regard to the specific transaction addressed in this Material Fact notice.

14. Political and Economic Rights of the Shares of the Controlling Shareholder and other Shareholders, before and after the Transaction. The common shares belonging to TND, controlling shareholder of TELPE and the Merged Companies, will undergo no change in their political and economic rights. The common shareholders of the Merged Companies will likewise undergo no alteration to their political and economic rights, as they will receive TELPE common shares, which possess the same rights as the common shares of the Merged Companies. With regard to the holders of preferred shares of the Merged Companies, such shareholders will receive TELPE Class B preferred shares, which do not possess the right to vote, but possess the following equity rights: (i) priority in the reimbursement of capital, with no premium; (ii) minimum dividend (non-cumulative) of 6% (six per cent) per annum, calculated based on the figure resulting from the division of the portion of the capital stock represented by the aforementioned class by the total number of shares of that class issued by TELPE; (iii) annual dividend corresponding to 3% (three per cent) of the net equity value of the share, according to the most recently approved balance sheet, whenever the dividend established according to this criteria is greater than the dividend addressed in item "ii" above; (iv) participation in the capitalization of reserves and profits.

15. Shares which the Holders of Preferred Shares of the Merged Companies will receive. The Holders of preferred shares of the Merged Companies will receive the following shares:

---------------------------------------------------------------------------------------------------------------
                                                          KIND / CLASS OF TELPE SHARE TO BE RECEIVED BY THE
                                                             PREFERRED SHAREHOLDER OF THE MERGED COMPANY
                  SHAREHOLDER/COMPANY
---------------------------------------------------------------------------------------------------------------
HOLDER OF TELASA PREFERRED SHARES, CLASSES A, B, C & D             TELPE PREFERRED SHARES, CLASS B
---------------------------------------------------------------------------------------------------------------
 HOLDER OF TELPA PREFERRED SHARES, CLASSES A, B, C & D             TELPE PREFERRED SHARES, CLASS B
---------------------------------------------------------------------------------------------------------------
 HOLDER OF TELECEARA PREFERRED SHARES, CLASSES A, B, C             TELPE PREFERRED SHARES, CLASS B
                          & D
---------------------------------------------------------------------------------------------------------------
HOLDER OF TELEPISA PREFERRED SHARES, CLASSES A, B, C &             TELPE PREFERRED SHARES, CLASS B
                           D
---------------------------------------------------------------------------------------------------------------
HOLDER OF TELERN PREFERRED SHARES, CLASSES A, B, C & D             TELPE PREFERRED SHARES, CLASS B
---------------------------------------------------------------------------------------------------------------


Except with regard to the holders of class B preferred shares of TELASA, TELECEARA, TELEPISA and TELERN, all other holders of preferred shares of the Merged Companies will receive TELPE preferred shares with rights different from those already held by them as shareholders of the Merged Companies. In all cases of holders of preferred shares of the Merged Companies, such shareholders will receive TELPE class B preferred shares, which do not possess the right to vote, but possess the following equity rights: (i) priority in the reimbursement of capital, with no premium; (ii) minimum dividend (non-cumulative) of 6% (six per cent) per annum, calculated based on the figure resulting from division of the portion of the capital stock represented by the aforementioned class by the total number of shares of that class issued by TELPE; (iii) annual dividend corresponding to 3% (three per cent) of the net equity value of the share, according to the most recently approved balance sheet, whenever the dividend established according to this criterion is greater than the dividend addressed in item "ii" above; (iv) participation in the capitalization of reserves and profits.

16. Right of Withdrawal / Recess. The Merger will confer the right of recess or withdrawal to the dissident shareholders of the Merged Companies who can prove that were holders of such shares on the date of the first publication of the invitation to the respective Extraordinary Shareholders' Meetings of January 30, 2004, which is the same date as that of the publication of this Material Fact Notice (January 15, 2004), pursuant to the provisions of the 1st paragraph of art. 137 of Law No. 6,404/76. As granted by the 1st paragraph of art. 45, together with the 3rd and 4th paragraphs of art. 264 of Law No. 6,404/76, the dissident shareholders of TELASA, TELPA and TELERN will be entitled to the amounts of reimbursement per share set forth in column "5" of item 17 below. Such amounts were calculated on the basis of the book equity value of the shares on December 31, 2003, excluding the special goodwill reserve, in accordance with art. 7 of CVM Instruction No. 319/99. TELEPISA's and TELECEARA's dissenting shareholders shall have the option to exercise their withdrawal rights based on the equity value adjusted to market (column "2" of item 17) or the Book Equity Value (column "5" of item 17). The request/exercise of withdrawal rights may take place in up to 30 (thirty) days after the date of publication of the minutes of the Extraordinary Shareholders' Meeting of TELPE that approves the evaluation reports of the Merged Companies and declares the transaction in question completed. Manifestation for exercise of withdrawal rights will be conducted by means of a form, which may be formally delivered at any of the branches of Banco ABN-AMRO Real S.A., custodian of the shares issued by the Merged Companies and the Surviving Company. Any doubts concerning such procedure may be clarified by the Shareholders Management Department of Banco ABN-AMRO Real S.A., located at Av. Paulista No. 1374, 8th floor, Centro, Sao Paulo, State of Sao Paulo, or at telephone 55 (11) 3174-9279.

17. Exchange Ratio and Calculation of the Exchange Ratio on the basis of the Book Value Adjusted to Market, of the Merged Company and the Surviving Company, for purpose of the Comparison provided for in art. 264 of Law No. 6,404/76 and the Amount of Reimbursement based on the Book Value of Equity. As the transaction involves a transaction among companies under common control, which entails the application of art. 264 of Law No. 6,404/76, ACAL Consultoria e Auditoria S.S. has assessed the following values for the book value at market prices of the Merged Companies and the Surviving Company on December 31, 2003:


-----------------------------------------------------------------------------------------------------------
                                               Replacement       TELPE proposal to
                                             Relationship in    the shareholders of
                                            relation to TELPE        the Merged
                                            (with regard for       Companies on the
                                            TELPA, TELECEARA      basis of economic
                                           and  TELERN  per lot       value
                                            of one thousand      (with regard for
                                             shares, as to        TELPA, TELECEARA
                                             TELEPISA and         and TELERN per lot   Reimbursement Value
                                          TELASA, per lot of     of one thousand    per Share calculated
                                           ten thousand shares,       as to          on the basis of the
                         Equity Value at     shares) of the        TELEPISA and       Book Net Equity
                       Market Prices, per  Merged Company at    TELASA, per lot of  Value of the Merged
       Company                share         equity value at     ten thousand shares)      Company
                                           market prices -
                             (in R$)       Art. 264 - Law  No.                             (in R$)
                                           6,404/76)

         (1)                   (2)                 (3)                  (4)                   (5)
-----------------------------------------------------------------------------------------------------------
                                                    -                    -
        TELPE               R$0.0316                                                       R$ 0.0302
-----------------------------------------------------------------------------------------------------------
        TELASA              R$0.0152              4.8055               4.8918              R$0.0148
-----------------------------------------------------------------------------------------------------------
        TELPA               R$0.0669              2.1166               2.2570              R$0.0642
-----------------------------------------------------------------------------------------------------------
      TELECEARA             R$0.1537              4.8589               4.0905              R$0.1514
-----------------------------------------------------------------------------------------------------------
       TELEPISA             R$0.0280              8.8540               8.3533              R$0.0275
-----------------------------------------------------------------------------------------------------------
        TELERN              R$0.0791              2.5009               2.5883              R$0.0764
-----------------------------------------------------------------------------------------------------------

In accordance with paragraph 3 of article 264 of Law No. 6,404/76, in case the exchange ratio calculated based on the book value adjusted to market (column "3" above) is more favorable then the one offered by the Surviving Company (column "4" above), the dissenting shareholders shall have the option to exercise their withdrawal rights based on book value adjusted to market or book equity value. Therefore, pursuant to the provisions set forth on paragraph 3 of art. 264 of Law No. 6,404/76, given that the exchange ratio set forth in column "3" above is more advantageous than the exchange ratio set forth in column "4" above, in case of TELEPISA and TELECEARA, the dissident shareholders of these two companies shall have the right to exercise their withdrawal rights based on equity value at market prices or on book value of equity. In case of TELASA, TELPA and TELERN, since the exchange ratio set forth on column "3" above is less advantageous then the one in column "4" above, the shareholders who exercise their withdrawal rights will receive the reimbursement at the book net equity value.

18. Criteria for Assessment of the Net Equity of the Merged Companies. The net equities of the Merged Companies have been valued based on the book value methodology, with the base date of the Balance Sheets December 31, 2003. TELPE chose ACAL Consultoria e Auditoria S.S. to perform the aforementioned assessment. Equity variations following the base date of the Balance Sheets of the Merged Companies will be entered in the bookkeeping of the Merged Companies, and after the effective approval of the merger on January 30, 2004, the Surviving Company will absorb such equity variations in its accounting books.

The net equity accounts of the Merged Companies (including, but not limited to, the special goodwill reserve as well as the profits reserve) shall be transferred to the Surviving Company's net equity. With respect to the special goodwill reserve, transferred from the Merged Companies, the Surviving Company shall succeed the formers regarding the obligation to capitalize such reserves, as described in the past Agreements of Merger and Spin-Off.

19. Composition, after the Transaction, of the Capital Stock of TELPE, according to Kind and Class of Shares. After the transaction, the capital stock of TELPE, according to kind and class of shares, will be:

-----------------------------------------------------------------------------------------------------------

    Kind / Class of TELPE Shares              Number of Shares          Percentage of Total Stock
-----------------------------------------------------------------------------------------------------------
               Common                          11,151,332,810                         38.16%
-----------------------------------------------------------------------------------------------------------
         Preferred, Class A                         800                               0.00%
-----------------------------------------------------------------------------------------------------------
         Preferred, Class B                    17,672,519,318                         60.47%
-----------------------------------------------------------------------------------------------------------
         Preferred, Class C                      88,364,759                           0.30%
-----------------------------------------------------------------------------------------------------------
         Preferred, Class B                     311,519,830                           1.07%
-----------------------------------------------------------------------------------------------------------

20. Reconsideration / Cancellation of the Transaction. Pursuant to the provisions set forth on the 3rd paragraph of art. 137 of Law no. 6,404/76, if the total volume of the reimbursement payments should put at risk TELPE's financial stability, its management could call, within 10 (ten) days after the expiration of the period for exercising the right of recess, a new Extraordinary Shareholders' Meeting of TELPE, for the exclusive purpose of ratifying or reconsidering the decision that approved the merger addressed in this Material Fact notice.

21. Unaccounted Liabilities and Contingent Liabilities to be assumed by TELPE in its capacity as Successor to the Merged Companies. TELPE's management is unaware of the existence of any material liability or contingent liability unaccounted for at the Merged Companies that might cause any significant adverse impact on the equity position or operations of TELPE after completion of the merger and consequent assumption of such liabilities by TELPE.

22. Amendments to By-laws. As a result of the merger, art. 5 of TELPE's By-laws will be amended to reflect the new amount of the capital stock and the number of shares into which it is divided. Furthermore, art. 1 of TELPE's By-laws will be amended to reflect the new name of the company: TIM NORDESTE TELECOMUNICACOES S.A..

23. Participation in Profits from the Financial Year of 2004 onwards. The shares issued by TELPE as a result of the merger addressed in this Material Fact notice will be fully entitled to all dividends earned from January 01, 2004 onwards. Therefore, such shares issued by virtue of the merger will not participate in the dividends earned during the financial year of 2003, that is to say, the financial year closed on December 31, 2003.

24. Dividends earned at the Merged Companies during the financial year of 2003. The shareholders of the Merged companies will be entitled to the dividends related to each one of the companies Merged in which they hold an interest on January 30, 2004 (date of the merger) which will be declared by the Extraordinary Shareholders' Meetings of the Merged Companies at the time of approval of the Agreement of Merger in question. Such credits of the shareholders of the Merged Companies will be honored by TELPE, following approval of the incorporation addressed in this Material Fact notice. The dividends earned at the Merged Companies will be paid to the respective shareholders sixty days after the date of merger, that is to say, on March 31, 2004.

25. Approval / Information of the Regulatory Agencies. This transaction was submitted to the "Agencia Nacional de Telecomunicacoes - ANATEL" in order to obtain the Agency's prior approval. The transaction in question is not subject to prior approval by the "Conselho de Administracao de Defesa Economica - CADE", nor to registry at the Securities and Exchange Commission ("SEC").

26. Location for Access to the Documents of the Transaction. The documents so far produced in relation to the proposed transaction will be available to shareholders from Monday through Friday, from 9 a.m. to 5 p.m., at the headquarters of the Merged Companies and the Surviving Company, until the date of the Extraordinary Shareholders' Meetings of the Merged Companies and the Surviving Company, as shown in the table below:

---------------------------------------------------------------------------------------------------------------
                     COMPANY                                          HEADQUARTERS ADDRESS
---------------------------------------------------------------------------------------------------------------
1.    TELPE                                        Av.  Ayrton  Senna da Silva,  1.633,  City of Jaboatao  dos
                                                   Guararapes, State of Pernambuco
---------------------------------------------------------------------------------------------------------------
2.    TELASA                                       Av. da Paz, 2.262, City of Maceio, State of Alagoas
---------------------------------------------------------------------------------------------------------------
3.    TELPA                                        Av.  Presidente  Epitacio  Pessoa,   3.160,  City  of  Joao
                                                   Pessoa, State of Paraiba
---------------------------------------------------------------------------------------------------------------
4.    TELECEARA                                    Av. Barao de Studart,  2.575, City of Fortaleza,  Estado do
                                                   Ceara
---------------------------------------------------------------------------------------------------------------
5.    TELEPISA                                     Av. Frei Serafim, 1989, City of Teresina, State of Piaui
---------------------------------------------------------------------------------------------------------------
6.    TELERN                                       Rua Morais Navarro,  n(0) 2030,  City of Natal,  State of Rio
                                                   Grande do Norte
---------------------------------------------------------------------------------------------------------------


27. Conditions to which the Transaction addressed in this Material Fact are Subject. The bases of the transaction addressed in this Material Fact notice, which are set forth in the Agreement of Merger entered into among TELPE, TELASA, TELPA, TELECEARA, TELEPISA and TELERN, are subject to final approval by the Extraordinary Shareholders' Meetings of the Merged Companies (TELASA, TELPA, TELECEARA, TELEPISA and TELERN) and TELPE, whose call notice for the respective Extraordinary Shareholders' Meetings are being published on the same date of publication of this Material Fact notice. Completion of the transaction addressed in this Material Fact will take place when the valuation reports of the equities of TELASA, TELPA, TELECEARA, TELEPISA and TELERN have been definitively approved by the Extraordinary Shareholders' Meeting of TELPE and the Extraordinary Shareholders' Meeting declares the proposed merger completed. Jaboatao dos Guararapes, January 14, 2004.


                  ______________________________________________
                              Walmir Urbano Kesseli
                          Officer of Investor Relations
                     TELE NORDESTE CELULAR PARTICIPACOES S.A.


---------------------------------             ---------------------------------
  Mario Cesar Pereira de Araujo                 Mario Cesar Pereira de Araujo
President and Officer of Investor             President and Officer of Investor
          Relations                                        Relations
      TELPE CELULAR S.A.                              TELASA CELULAR S.A.


---------------------------------             ---------------------------------
  Mario Cesar Pereira de Araujo                 Mario Cesar Pereira de Araujo
President and Officer of Investor             President and Officer of Investor
          Relations                                        Relations
      TELPA CELULAR S.A.                            TELECEARA CELULAR S.A.


---------------------------------             ---------------------------------
  Mario Cesar Pereira de Araujo                 Mario Cesar Pereira de Araujo
President and Officer of Investor             President and Officer of Investor
          Relations                                        Relations
     TELEPISA CELULAR S.A.                           TELERN CELULAR S.A.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: January 15, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir Urbano Kesseli
                                        Title: Chief Financial Officer